EXHIBIT 11
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended December 31		Six Months Ended December 31
Amounts in millions except per share amounts	2013	2012	2013	2012
BASIC NET EARNINGS PER SHARE
Net earnings	$3,472	$4,076	$6,529	$6,929
Net earnings attributable to noncontrolling interests	$(44)	$(19)	$(74)	$(58)
Net earnings attributable to Procter & Gamble	$3,428	$4,057	$6,455	$6,871
Preferred dividends, net of tax benefit	$(67)	$(65)	$(125)	$(122)
Net earnings attributable to Procter & Gamble available to common shareholders	$3,361	$3,992	$6,330	$6,749

Basic weighted average common shares outstanding	2,719.2	2,735.2	2,727.2	2,741.9

Basic net earnings per common share	$1.24	$1.46	$2.32	$2.46

DILUTED NET EARNINGS PER SHARE
Net earnings attributable to Procter & Gamble	$3,428	$4,057	$6,455	$6,871

Basic weighted average common shares outstanding	2,719.2	2,735.2	2,727.2	2,741.9
Add potential effect of:
Conversion of preferred shares (1)	112.7	117.6	113.1	118.8
Exercise of stock options and other unvested equity awards (2)	76.6	66.3	76.1	65.4
Diluted weighted average common shares outstanding	2,908.5	2,919.1	2,916.4	2,926.1

Diluted net earnings per common share	$1.18	$1.39	$2.21	$2.35

(1) Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs when the preferred shares are sold. Shares may only be sold after being allocated to the ESOP participants pursuant to the repayment of the ESOP's obligations through 2035.
(2) For the three months ended December 31, 2013 and December 31, 2012 approximately 0.3 million and 33 million of the Company's outstanding stock options and for the six months ended December 31, 2013 and December 31, 2012 approximately 0.2 million and 35 million of the Company's outstanding stock options were not included in the diluted net earnings per share calculations because the options were out of the money or to do so would have been antidilutive (i.e., the total proceeds upon exercise would have exceeded the market value of the underlying common shares).